SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem signs memorandum of understanding with Pequiven
The objective is to evaluate business opportunities in Venezuela

Braskem and Pequiven, the petrochemical arm of Venezuelan oil company PDVSA, have signed a memorandum of understanding to evaluate opportunities of developing business together in Venezuela within Braskem’s strategic focus – thermoplastic resins. An agreement to this effect was signed within the context of the bilateral meeting of the presidents of Brasil, Luís Inácio Lula da Silva, and Venezuela, Hugo Chavez, which took place on February 14 of this year.

Access to raw materials with the appropriate quality, quantity and competitive cost is a strategic question for the petrochemical industry. Within this context, Venezuela offers major opportunities. It has the largest reserves of oil and natural gas in Latin America and occupies a strategic position in geographic and logistical terms compared to other international markets.

For its part, Braskem is studying the best alternatives for its sustained growth within a perspective of a strong increase in demand for thermoplastic resins on the domestic and regional markets and in line with its commitment to create value for its shareholders .

The studies to be carried out together with Pequiven are supplemental to the growth projects that already have been identified by Braskem, such as a new polypropylene plant in partnership with Petrobras in Paulínia (SP) and a new integrated polyethylene center on the Brazil-Bolivia border, based upon Bolivian gas. Braskem’s eventual participation in these projects will be supported by its own generation of operating cash and loans from development banks and multilateral lending institutions.

Braskem, a world class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and it has an annual production capacity of 5.7 million tons of chemical and petrochemical products.

February 14, 2005

For further clarification, please contact:
Fernanda Zanichelli / CL-A Comunicações
Tel.: 11 3443-9099 / 11 3082-3977
fernanda@gruparc.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer